SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                    FORM 11-K/A
                                   ANNUAL REPORT

                         Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934

                     For the Fiscal Year End December 31, 1993

                         CUC 401(k) Employee Benefit Plan
                             (Full title of the Plan)

                            Citizens Utilities Company
                   High Ridge Park, Stamford Connecticut  06905
            (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

                           Commission File Number 0-1291


                                    SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this Annual Report to be signed on its behalf by the duly undersigned there unto duly authorized.

Date: May 4, 1994                   By:    Citizens Utilities Company,
                                              Plan Administrator of the
                                              CUC 401(k) Employee Benefit Plan




                                       By:    Livingston E. Ross
                                              -------------------------------
                                              Livingston E. Ross
                                              Vice President and Controller

                         CUC 401(k) Employee Benefit Plan
                    Index to Financial Statements and Schedules




                                                                    Page
                                                                    ----

Independent Auditors' Report                                           3

Financial Statements:
      Statements of Plan Equity as of
             December 31, 1993 and 1992                                4

      Statements of Income and Changes in Plan
             Equity for the Years Ended
                   December 31, 1993, 1992 and 1991                  5-6

      Notes to Financial Statements                                 7-11

Schedules:

  I - Investments as of December 31, 1993                             12

 II - Allocation of Plan Equity to Investment
      Options as of December 31, 1993 and 1992                     13-14

III - Allocations of Plan Income and Changes in
      Plan Equity to Investment Options for the
      Years Ended December 31, 1993, 1992 and 1991                 15-17

Independent Auditors' Consent                                  Exhibit 1

                           Independent Auditors' Report
                           ----------------------------


The Board of Directors
Citizens Utilities Company:

We have audited the financial statements of the CUC 401(k) Employee Benefit Plan as listed in the accompanying index. In connection with our audits of the financial statements, we have also audited the supporting schedules as listed in the accompanying index. These financial statements and supporting schedules are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supporting schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan equity of the CUC 401(k) Employee Benefit Plan at December 31, 1993 and 1992 and the income and changes in Plan equity for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles. Also in our opinion, the related supporting schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.




                                                 KPMG Peat Marwick

New York, New York
March 28, 1994

                         CUC 401(k) Employee Benefit Plan
                             Statements of Plan Equity
                                                                           December 31,
                                                                           ------------
Assets                                                              1993                1992
- - ------                                                              ----                ----
Investments at market value:
    Stock Fund - Citizens Utilities
         Company Series B Common Stock
         at market value (Cost of $26,416,986
         in 1993 and $21,182,088 in 1992)                     $86,441,328          $58,205,071

    Guaranteed Income Funds at contract value:
         Principal Mutual Life Insurance Company                2,359,178                    0
         Pacific Mutual Life Insurance                          3,460,178            2,410,538
         General American Life Insurance
            Company                                             3,678,346            4,017,251
         Life Insurance Company
            of Virginia                                         1,486,187            1,601,477
         Provident National Assurance
            Company                                                     0            1,897,833
                                                              -----------           ----------
         Total Guaranteed Income Funds                         10,983,889            9,927,099

    Equity Fund - Capital Initiatives
         Equity Total Return Account Contract
         at market value (Cost $1,948,560
         in 1993 and $1,436,155 in 1992)                        2,217,105            1,532,895

    Bond Fund - Vanguard GNMA Fund at
         market value (Cost $643,260 in 1993 and
         $496,596 in 1992)                                        648,694              498,882

Cash                                                              419,715                8,645
Contributions receivable                                        1,353,207               32,344
Loans receivable                                                2,077,656            1,005,626
Other receivables                                                 120,242              188,493
Interest receivable                                               136,084                    0
                                                              -----------           ----------

    Total Assets                                              104,397,920           71,399,055
                                                              -----------           ----------
Liabilities and Plan Equity
- - ---------------------------
Accounts payable                                                  623,914              499,773

Distributions payable to participants                           2,106,261            4,037,875
                                                              -----------           ----------
    Total Liabilities                                           2,730,175            4,537,648
                                                              -----------           ----------
    Plan Equity                                              $101,667,745          $66,861,407
                                                              ===========           ==========
See accompanying notes to financial statements

                               CUC 401(k) Employee Benefit Plan
                        Statements of Income and Changes in Plan Equity

                                                         Year Ended December 31,
                                                         -----------------------
                                                    1993              1992            1991
                                                    ----              ----            ----
Investment income:
    Dividends                                    $        0       $        65       $  130,371
    Interest                                        966,115           803,327          592,093
                                                -----------        ----------       ----------
         Total Investment income                    966,115           803,392          722,464

Realized appreciation:
    Stock Fund                                   10,705,195           280,835                0
    Equity Fund                                      11,785                 0                0
    Bond Fund                                            86                 0                0
                                                -----------        ----------       ----------
         Total realized appreciation             10,717,066           280,835                0

Unrealized appreciation:
    Stock Fund                                    4,234,695         4,317,012        3,185,317
    Equity Fund                                     171,805            96,740          112,191
    Bond Fund                                         3,148             2,286                0
                                                -----------        ----------       ----------
         Total unrealized appreciation            4,409,648         4,416,038        3,297,508

Transfer of shares of Citizens
    Utilities Company Series B Common
    Stock from the LGS Employees'
    Savings and Investment Plan                   2,388,736        44,169,944                0
Transfer of shares of Citizens
    Utilities Company Series B
    Common Stock from TRASOP                     21,758,402                 0                0

Contributions:
    Employee                                      5,761,845         4,234,168        2,596,616
    Employer                                      1,553,532         1,427,190          835,647
                                                -----------        ----------       ----------
         Total contributions                      7,315,377         5,661,358        3,432,263

Distributions                                   (12,694,188)       (5,599,982)      (1,851,492)
Cancellation of loan notes of former
    participants                                    (27,454)           (7,316)         (75,229)
Participants' contributions used for
    life insurance policy payments                  (27,364)          (30,223)         (41,570)
                                                -----------        ----------       ----------
Changes in Plan Equity                           34,806,338        49,694,046        5,483,944

Plan Equity, beginning of year                   66,861,407        17,167,361       11,683,417
                                                -----------        ----------       ----------
Plan Equity, end of year                       $101,667,745       $66,861,407      $17,167,361
                                                ===========        ==========       ==========
See accompanying notes to financial statements

                               CUC 401(k) Employee Benefit Plan
                                 Notes to Financial Statements
                         Years Ended December 31, 1993, 1992 and 1991


(1)   Summary of Significant Accounting Policies
      ------------------------------------------
      (a)    Basis of Presentation
             ---------------------

             The CUC 401(k) Employee Benefit Plan ("The Plan") provides Participants with five investment options: a Stock Fund, which invests in Citizens Utilities Company ("the Company") Series B Common Stock, a Guaranteed Income Fund, an Equity Fund, a Bond Fund, and Life Insurance which may cover the Participant, his/her spouse and dependent children.

             Effective January 1, 1992, Participants in the LGS Employees' Savings and Investment Plan became participants in the Plan. Assets in the LGS Employees' Savings and Investment Plan ("the LGS Plan") consisted entirely of CUC Series B Common Stock. On June 7, 1993 and August 5, 1993 all unallocated shares of Citizens Utilities Series B Common Stock (66,342 shares) of the LGS Plan were transferred to the Plan. Total market value and total cost of the shares, at the dates of transfer, were $2,388,736 and $1,464,171, respectively. On November 3, 1992, all allocated shares of Citizens Utilities Series B Common Stock (1,577,498 shares) of the LGS Plan were transferred to the Plan. Market value and cost of the shares, at the date of transfer, were $44,169,944 and $13,637,594, respectively.

             Effective December 1, 1993 the Citizens Tax Reduction Act Stock Ownership Plan ("TRASOP") was merged into the Plan. Assets in the TRASOP consisted entirely of Citizens Utilities Series B Common Stock. On December 13, 1993 all allocated shares of Citizens Utilities Series B Common Stock (1,117,853 shares) of the TRASOP were transferred to the Plan. Market-value and cost of the shares, at the date of transfer, were $21,758,402 and $3,916,302, respectively.

      (b)    Stock Fund
             ----------

             Stock dividends on the Series B shares are received in additional full and fractional Series B shares. Stock dividends are not reported as dividend income on the Statements of Income and Changes in Plan Equity and Allocation of Plan Equity to Investment Options Schedules. The stock dividends positively affect the unrealized appreciation. Shares received from stock dividends in 1993, 1992 and 1991 were 140,146, 34,679 and 17,917 respectively.

      (c)    Guaranteed Income Fund
             ----------------------

                                                                                  Annual
                                                                                  Compounded
                Guaranteed Income                   Contribution        Maturity  Rate of
                Contract Issuer                         Period            Date    Return
                -----------------                 -----------------     --------  ----------
             Principal Mutual Life Ins., Co.      7/1/93 to 6/30/94     6/30/99     5.60%
             Pacific Mutual Life Ins., Co.        7/1/92 to 6/30/93     6/30/97     7.30%
             General American Life Ins., Co.      7/1/91 to 6/30/92     6/30/96     8.30%
             Life Insurance Company of VA         7/1/90 to 6/30/91     6/30/94     9.00%
             Provident National Asssurance Co.    7/1/89 to 6/30/90     6/30/93     8.94%

      (d)    Equity Fund
             -----------

             Contributions are invested with Capital Initiatives, Equity Total Return Account Contract ("Equity TRAC"). The return on the Equity Fund is linked to the performance of the Standard and Poor's 500 Index. Dividends earned on the Equity Fund are reinvested in Equity TRAC units.

      (e)    Bond Fund
             ---------

             Contributions are invested in the GNMA Bond Fund managed by the Vanguard Group. The fund is comprised primarily of securities backed by the "full faith and credit of the U.S. Government". Dividends earned are received in cash and reinvested in additional Bond Fund shares.

      (f)    Life Insurance
             --------------

             After January 1, 1992 the life insurance option is no longer offered to existing and newly eligible participants. Prior to 1992 insurance was provided by Inter-American Life Insurance Company ("Inter- American"). Participants who maintained life insurance policies before January 1, 1992 had their coverage remain intact. Those Participants may have up to 25% of their contributions used to pay premiums on a selected amount of life insurance coverage. Insurance certificates are issued to all Participants selecting this option and insurance policies are issued to Participants upon their retirement or termination.

                On December 23, 1991, the Circuit Court of Cook County, Illinois
             entered an Order of Liquidation with a Finding of Insolvency against Inter-American. The Order of Liquidation will have no effect on plan assets as the Participants' contributions used to purchase life insurance policies are not assets of the plan.
             The face values of certain of the policies have been assumed by other insurance companies and the Company is presently negotiating to have the remainder of the policies continued by those or other insurance companies. Assumption of the cash surrender value liability is currently being negotiated by representatives of the Circuit Court of Cook County, Illinois.

      (g)    Loans
             -----

             Participants in the Plan for two years or more may request to borrow up to the lesser of 50% of their vested account balance or $50,000, in both cases limited to their salary deferral account balance on the Valuation Date preceding the date on which the loans are made. The loans are allocated to a Loan Fund. The interest rate on the loans is equal to the prime interest rate in effect at the beginning of the month in which loans are approved and remains fixed at that rate. Loan repayments are credited to Participants' accounts as they are made over the term of the loans by payroll deductions. Upon termination of employment, a Participant's loan note is generally cancelled and the Participant's distribution is reduced by the amount of his/her outstanding loan balance.

(2)   Administration of the Plan
      --------------------------

      As of January 1, 1993, PNC Bank became the Plan Trustee. Plan administration costs are paid by the Company.

(3)   Eligibility
      -----------

      The plan is a voluntary defined contribution plan sponsored by the Company. Under the terms of the Plan, non-bargaining unit employees who are at least 21 years old are eligible to participate in the Plan after 30 days of service. Enrollment dates are on January 1 and July
      1 of each year. At December 31, 1993 there were 1,936 employees eligible to participate in the Plan and 1,840 participants in the Plan.

(4)   Contributions
      -------------

      Eligible employees may contribute up to 16% of their annual compensation through payroll deductions, subject to certain maximum contribution restrictions. Participants who maintained life insurance coverage after January 1, 1992 may elect to continue to make specific dollar allocations to purchase life insurance coverage. The balance of their contribution (or their entire contribution if they do not elect life insurance) may be apportioned in 5% increments to any combination of the other four investment options. At December 31, 1993 the number of accounts in each investment option was as follows:

                                                              Number of
                                                              Accounts
                                                             ----------

             Stock fund                                          1,746
             Guaranteed Income fund                                789
             Equity fund                                           439
             Bond fund                                             205
             Life Insurance                                         68
             Loan fund                                             324


      The Company contribution is determined for each Plan Year by the Board of Directors of the Company.

      The Company contribution for the 1993, 1992 and 1991 Plan Years amounted to 50% of the first 6% of each Participant's annual compensation (as defined in the Plan) contributed to the Plan. Prior to July 1, 1993 Company contributions were invested in the same ratio among fund options that the Participant elected except that the amount the Participant had directed to be used for life insurance premium payments was not considered in such investment ratio. Effective July 1, 1993 the company contributions are invested entirely in the stock fund.

(5)   Vesting
      -------

      Participants are at all times fully vested in their own contributions and the allocated earnings thereon. Participants become 100% vested in the Company's contribution along with allocated income to their account upon disability, death, attainment of their normal retirement age or after five years of service. For any other termination of employment, the vesting schedule is as follows:

                 Years of Service                       Vested Percentage
                 ----------------                       -----------------

             Less than 2 years                                    0%
             2 years but less than 3 years                        40%
             3 years but less than 4 years                        60%
             4 years but less than 5 years                        80%
             5 years or more                                      100%

      Non-vested forfeited employer contributions which had been allocated to the Guaranteed Income Fund, Equity Fund, Bond Fund and Stock Fund are used to reduce subsequent Company contributions. Prior to 1993 Non-vested forfeited employer contributions to the Stock Fund were allocated among the Participants remaining at the end of each Plan Year. Guaranteed Income Fund, Equity Fund, Bond Fund and Stock Fund forfeitures amounted to $6,714, $3,809, $994 and $7,916, respectively, in 1993, $20,616, $2,243, $587 and $16,830, respectively, in 1992 and
      $31,407, $2,740, $0 and $13,548, respectively, in 1991.

(6)   Termination of Plan
      -------------------

      The Board of Directors has the right under the terms of the Plan to discontinue its contribution at any time and to terminate the Plan subject to the terms of the Employee's Retirement Income Securities Act ("ERISA").

(7)   Distribution of Benefits
      ------------------------

      Upon termination of employment, a Participant may elect to receive payment in full of the vested portion of his/her account. The terminating Participant's vested account will be valued as of the end of the calendar quarter during which employment is terminated and paid promptly thereafter. If the value of the terminating Participant's account exceeds $3,500, the Participant may elect to defer distribution. The distribution must begin on or before April 1st of the calendar year following the year the Participant attains age 70.5.

(8)   Federal Income Tax
      ------------------

      The Plan has been determined to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code, as amended and, as such, the Trust established thereunder is exempt from payment of federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. A favorable determination letter has been received from the Internal Revenue Service which confirms such status.

                                                                      Schedule I

                               CUC 401(k) Employee Benefit Plan
                                          Investments
                                       December 31, 1993

                                                       Cost or           Market or
                                       Number          Contract          Contract
                                      of Shares          Value             Value
                                      ---------        --------          ---------

Stock Fund
- - ----------

Citizens Utilities Company
    Series B Common Stock            4,802,296       $26,416,986       $86,441,328
                                     =========       ===========       ===========

Guaranteed Income Funds
- - -----------------------

Group Annuity Contract #484409
    Principal Mutual Life Insurance
    Company                                            2,359,178         2,359,178
Group Annuity Contract #G-25921-01
    Pacific Mutual Life Insurance
    Company                                            3,460,178         3,460,178
Group Annuity Contract #998373-01
    General American Life Insurance
    Company                                            3,678,346         3,678,346
Group Annuity Contract #GS2423
    Life Insurance Company
    of Virginia                                        1,486,187         1,486,187
                                                     -----------       -----------
    Total Guaranteed Income Funds                    $10,983,889       $10,983,889
                                                     ===========       ===========
Equity Fund
- - -----------

Equity TRAC, Capital Initiatives         3,902        $1,948,560        $2,217,105
                                         =====        ==========        ==========

Bond Fund
- - ---------

Vanguard GNMA Fund                      62,555          $643,260          $648,694
                                        ======          ========          ========

                                                                    Schedule II

                               CUC 401(k) Employee Benefit Plan
                        Allocation of Plan Equity to Investment Options
                                       December 31, 1993




                                              Guaranteed                    Bond      Insurance     Loan
                              Stock Fund     Income Funds    Equity Fund    Fund        Fund        Fund
                              ----------     ------------    -----------    ----      ---------     ----

Assets:
Investment in Citizens
   Utilities Company
   Series B Common
   Stock at market value     $86,441,328    $        --   $       --    $     --  $       --     $    --

Investment in Group Annuity
   Contract at contract
   value                              --     10,983,889           --          --          --          --

Investment in Equity TRAC,
   Capital Initiatives
   at market value                    --             --    2,217,105          --          --          --

Investment in Vanguard GNMA
   Bond at market value               --             --           --     648,694          --          --

Cash                             330,149             --           --          --      13,633      75,933
Contributions receivable         654,700             --      114,105      19,969     564,433          --
Loans receivable                      --             --           --          --          --   2,077,656
Other receivable                  42,207         12,175        5,549       1,037         165      59,109
Interest Receivable                  525        132,464           --       3,095          --          --
                             -----------    -----------   ----------    --------    --------   ---------

   Total Assets               87,468,909     11,128,528    2,336,759     672,795     578,231   2,212,698
                             -----------    -----------  -----------    --------    --------   ---------

Liabilities:
Accounts payable                      --        452,566        5,683       6,913      25,537     133,215
Distributions payable
to participants                2,013,965         78,996       11,085       2,215          --          --
                             -----------    -----------   ----------    --------    --------   ---------


   Total Liabilities           2,013,965        531,562       16,768       9,128      25,537     133,215
                             -----------    -----------   ----------    --------    --------   ---------

   Plan Equity               $85,454,944    $10,596,966   $2,319,991    $663,667    $552,694  $2,079,483
                             ===========    ===========   ==========    ========    ========   =========

                                                             Schedule II-1

                                    CUC 401(k) Employee Benefit Plan
                             Allocation of Plan Equity to Investment Options
                                            December 31, 1992



                                                   Guaranteed                       Bond     Loan
                                  Stock Fund      Income Funds     Equity Fund      Fund     Fund
                                  ----------      ------------     -----------      ----     ----

Assets:
Investment in Citizens
   Utilities Company Series B
   Common Stock at market
   value                         $58,205,071     $       --      $       --    $     --    $       --

Investment in Group Annuity
   Contract at contract value             --      9,927,099              --          --            --

Investment in Equity TRAC,
   Capital Initiatives
   at market value                        --             --       1,532,895          --            --

Investment in Vanguard GNMA
   Bond at market value                   --             --              --     498,882            --

Cash                                   5,477            273           2,895          --            --
Contributions receivable                  --             --          31,847         497            --
Loans receivable                          --             --              --          --     1,005,626
Other receivable                      28,578         91,886           6,344         702        60,983
                                  ----------     ----------      ----------    --------     ---------

   Total Assets                   58,239,126     10,019,258       1,573,981     500,081     1,066,609
                                  ----------     ----------      ----------    --------     ---------

Liabilities:
Accounts payable                      88,741        334,305          10,647       5,097        60,983
Distributions payable
to participants                    3,849,566        135,991          42,221      10,097            --
                                  ----------     ----------      ----------    --------     ---------


   Total Liabilities               3,938,307        470,296          52,868      15,194        60,983
                                  ----------     ----------      ----------    --------     ---------

   Plan Equity                   $54,300,819     $9,548,962      $1,521,113    $484,887    $1,005,626
                                  ==========     ==========      ==========    ========     =========

                                                                Schedule III

                                   CUC 401(k) Employee Benefit Plan
              Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                     Year Ended December 31, 1993

                                             Guaranteed                   Bond      Insurance    Loan
                              Stock Fund    Income Funds    Equity Fund   Fund        Fund       Fund
                              -----------   ------------    -----------   ----      ---------    ----


Investment income:
   Dividends                 $        --    $        --    $       --   $     --  $     --   $       --
   Interest                        5,652        819,322            --     28,911       878      111,352

Realized appreciation         10,705,195             --        11,785         86        --           --

Unrealized appreciation        4,234,695             --       171,805      3,148        --           --

Transfer of allocated
shares of Citizens Utilities
Company Series B Common
Stock from the LGS Employees'
Savings and Investment
Plan                           2,388,736             --            --         --        --           --
Transfer of shares of Citizens
Utilities Company Series B
Common Stock from TRASOP      21,758,402             --            --         --        --           --

Contributions:
   Employee                    2,691,281      1,637,442       652,682    201,260   579,180           --
   Employer                    1,184,394        240,936        99,895     28,307        --           --
                             -----------    -----------    ----------   --------  --------    ---------
   Total contributions         3,875,675      1,878,378       752,577    229,567   579,180           --
                             -----------    -----------    ----------   --------  --------    ---------
Net transfers - other          1,022,585       (879,155)      (77,152)   (66,278)       --           --
Net transfers - loans           (704,539)      (253,554)      (25,440)    (6,426)       --      989,959
Distributions                (12,132,276)      (516,987)      (34,697)   (10,228)       --           --
Cancellation of loan notes           --              --            --         --        --      (27,454)
Participants' contributions
   used for life insurance
   policy payments                    --             --            --         --   (27,364)          --
                             -----------    -----------    ----------   --------  --------   ----------
Changes in Plan Equity        31,154,125      1,048,004       798,878    178,780   552,694    1,073,857
                             -----------    -----------    ----------   --------  --------   ----------
Plan Equity, beginning
   of year                    54,300,819      9,548,962     1,521,113    484,887        --    1,005,626
                             -----------    -----------    ----------   --------  --------   ----------

Plan Equity, end of year     $85,454,944    $10,596,966    $2,319,991   $663,667  $552,694   $2,079,483
                             ===========    ===========    ==========   ========  ========   ==========

                                                              Schedule III-I

                                    CUC 401(k) Employee Benefit Plan
               Allocation of Plan Income and Changes in Plan Equity to Investment Options
                                      Year Ended December 31, 1992

                                             Guaranteed                   Bond      Insurance    Loan
                              Stock Fund    Income Funds    Equity Fund   Fund        Fund       Fund
                              -----------   ------------    -----------   ----      ---------    ----

Investment income:
   Dividends                 $        --     $       --    $       65   $     --  $     --   $       --
   Interest                           --        738,790            --     26,519        --       38,018

Realized appreciation            280,835             --            --         --        --           --

Unrealized appreciation        4,317,012             --        96,740      2,286        --           --

Transfer of allocated
shares of Citizens Utilities
Company Series B Common
Stock from the LGS Employees'
Savings and Investment
Plan                          44,169,944             --            --         --        --           --
Transfer of TRASOP shares            --              --            --         --        --           --

Contributions:
   Employee                    2,138,891      1,324,520       575,898    164,636    30,223           --
   Employer                      738,565        454,922       182,617     51,086        --           --
                             -----------     ----------    ----------   --------  --------   ----------
   Total contributions         2,877,456      1,779,442       758,515    215,722    30,223           --
                             -----------     ----------    ----------   --------  --------   ----------
Net transfers - other         (1,056,504)     1,456,968      (674,128)   273,664        --           --
Net transfers - loans           (498,324)      (124,520)       10,057      2,264        --      610,523
Distributions                 (4,401,503)    (1,102,432)      (60,479)   (35,568)       --           --
Cancellation of loan notes           --              --            --         --        --       (7,316)
Participants' contributions
   used for life insurance
   policy payments                   ---             --            --         --   (30,223)          --
                             -----------     ----------    ----------   --------  --------   ----------
Changes in Plan Equity        45,688,916      2,748,248       130,770    484,887       --       641,225
                             -----------     ----------    ----------   --------  --------   ----------
Plan Equity, beginning
   of year                     8,611,903      6,800,714     1,390,343         --        --      364,401
                             -----------     ----------    ----------   --------  --------   ----------

Plan Equity, end of year     $54,300,819     $9,548,962    $1,521,113   $484,887  $     --   $1,005,626
                             ===========     ==========    ==========   ========  ========   ==========

                                                                  Schedule III-2

                                    CUC 401(k) Employee Benefit Plan
               Allocation of Plan Income and Changes in Plan Equity to Investment Options

                                      Year Ended December 31, 1991


                                                Guaranteed                    Insurance      Loan
                                   Stock Fund  Income Funds    Equity Fund      Fund         Fund
                                   ----------  ------------    -----------    ---------      -----

Investment income:
   Dividends                     $       --     $       --    $  130,371     $     --     $     --
   Interest                              --        560,900            --           --       31,193

Unrealized appreciation           3,185,317             --       112,191           --           --

Contributions:
   Employee                       1,259,154      1,140,239       155,653       41,570           --
   Employer                         397,443        380,272        57,932           --           --
                                 ----------     ----------    ----------     --------     --------

   Total contributions            1,656,597      1,520,511       213,585       41,570           --
                                 ----------     ----------    ----------     --------     --------


Net transfers - other              (173,195)       244,332       (71,137)          --           --
Net transfers - loans                (3,934)       (86,192)       (3,050)          --       93,176
Distributions                      (838,367)      (915,312)      (97,813)          --           --
Cancellation of loan notes               --             --            --           --      (75,229)
Participants' contributions
   used for life insurance
   policy payments                       --             --            --      (41,570)          --
                                 ----------     ----------    ----------     --------     --------


Changes in Plan Equity            3,826,418      1,324,239       284,147           --       49,140
                                 ----------     ----------    ----------     --------     --------

Plan Equity, beginning
   of year                        4,785,485      5,476,475     1,106,196           --      315,261
                                 ----------     ----------    ----------     --------     --------

Plan Equity, end of year         $8,611,903     $6,800,714    $1,390,343     $     --     $364,401
                                 ==========     ==========    ==========     ========     ========

                                     Exhibit 1

                           Independent Auditors' Consent
                           -----------------------------


The Board of Directors
Citizens Utilities Company:


We consent to incorporation by reference in the registration statement (No. 33-48683) on Form S-8 of Citizens Utilities Company of our report dated March 28, 1994, relating to the statements of plan equity of the CUC 401(k) Employee Benefit Plan as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity and related schedules for each of the years in the three-year period ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of CUC 401(k) Employee Benefit Plan.


                                          KPMG Peat Marwick

New York, New York
May 4, 1994